SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION

FILED PURSUANT TO SECTION 8(A) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

NAME:	Build Funds Trust

ADDRESS OF PRINCIPAL BUSINESS OFFICE:	3608 West Truman Blvd., Suite 200,
Jefferson City, MO 65109

TELEPHONE NUMBER:	833.852.8453

NAME AND ADDRESS OF AGENT FOR
SERVICE OF PROCESS:	The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
New Castle County
Wilmington, DE 19801

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒ Yes	☐ No

SIGNATURES

Pursuant to the requirements of Investment Company Act of 1940, the sole Trustee of the Registrant has caused this notification of registration to be duly signed on behalf of the Registrant in the City of Jefferson City and State of Missouri on this 20th day of August 2021.

SHP ETF Trust

John L. Ruth
By:	John L. Ruth
Sole Trustee

ATTEST:	/s/ Katie Nicole Cole

Name:	Katie Nicole Cole

Title:	Notary Public